UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*



                                 CBS CORPORATION
                         (formerly named "Viacom Inc.")
--------------------------------------------------------------------------------
                                (Name of Issuer)




                Class A Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    124857103
--------------------------------------------------------------------------------
                                 (CUSIP Number)




                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 7 Pages

                                  SCHEDULE 13G

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CUSIP No.  124857103                                          Page 2 of 7 Pages
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             NAME OF REPORTING PERSONS
      1      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             SUMNER M. REDSTONE
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      4
             United States
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
                             5
                                    46,829,454*
     NUMBER OF        ----------------------------------------------------------
       SHARES                       SHARED VOTING POWER
    BENEFICIALLY             6
      OWNED BY                      0
        EACH          ----------------------------------------------------------
     REPORTING                      SOLE DISPOSITIVE POWER
       PERSON                7
        WITH                        46,829,454*
                      ----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8
                                    0
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
             46,829,454*
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)               [ ]
     10      EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     11
             71.2%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON (See Instructions)
     12
             IN
--------------------------------------------------------------------------------
*Includes shares owned by NAIRI, Inc.

                                  SCHEDULE 13G

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CUSIP No.  124857103                                          Page 3 of 7 Pages
----------------------------------------------              --------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             NATIONAL AMUSEMENTS, INC.
             I.R.S. IDENTIFICATION NO. 04-2261332
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      4
             Maryland
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
                             5
                                    46,829,414*
     NUMBER OF        ----------------------------------------------------------
       SHARES                       SHARED VOTING POWER
    BENEFICIALLY             6
      OWNED BY                      0
        EACH          ----------------------------------------------------------
     REPORTING                      SOLE DISPOSITIVE POWER
       PERSON                7
        WITH                        46,829,414*
                      ----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8
                                    0
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
             46,829,414*
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)               [ ]
     10      EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     11
             71.2%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON (See Instructions)
     12
             CO
--------------------------------------------------------------------------------
*Includes shares owned by NAIRI, Inc.

                                  SCHEDULE 13G

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CUSIP No.  124857103                                          Page 4 of 7 Pages
----------------------------------------------              --------------------

--------------------------------------------------------------------------------
             NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
             NAIRI, INC.
             I.R.S. IDENTIFICATION NO. 04-3446887
--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      2      (a) [ ]
             (b) [ ]
--------------------------------------------------------------------------------
      3      SEC USE ONLY

--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OF ORGANIZATION
      4
             Delaware
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
                             5
                                    46,829,414
     NUMBER OF        ----------------------------------------------------------
       SHARES                       SHARED VOTING POWER
    BENEFICIALLY             6
      OWNED BY                      0
        EACH          ----------------------------------------------------------
     REPORTING                      SOLE DISPOSITIVE POWER
       PERSON                7
        WITH                        46,829,414
                      ----------------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8
                                    0
--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9
             46,829,414
--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)               [ ]
     10      EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     11
             71.2%
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON (See Instructions)
     12
             CO
--------------------------------------------------------------------------------

         The Schedule 13G previously filed by the undersigned with respect to the Class A Common Stock of the Issuer is hereby amended as follows to reflect the separation of the Issuer into two publicly traded companies (the "Separation"), as described in the Registration Statement on Form S-4 filed by the Issuer and New Viacom Corp. ("New Viacom") with the Securities and Exchange Commission on October 5, 2005, as amended on November 23, 2005. Pursuant to the Separation, the Issuer's name was changed from Viacom Inc. to CBS Corporation, and each share of the Issuer's class A common stock issued and outstanding immediately prior to the effective time of the Separation was converted automatically into the right to receive 0.5 of a share of class A common stock, par value $0.001 per share, of New Viacom, and 0.5 of a share of class A common stock, par value $0.001 per share ("Class A Common Stock"), of the Issuer.

Item 1.

Item 1 is hereby amended and restated in its entirety as follows:

(a)      CBS Corporation

(b)      51 West 52nd Street
         New York, New York  10019

Item 2.

Item 2 is hereby amended and restated in its entirety as follows:

(a)      Name of Person Filing: This Statement is being jointly filed by Sumner
         M. Redstone, National Amusements, Inc. ("NAI") and NAIRI, Inc. ("NAIRI"). NAIRI is a wholly owned direct subsidiary of NAI. Mr. Redstone is the Chairman and President of NAIRI and the controlling stockholder, Chairman and Chief Executive Officer of NAI.

(b) Address of Principal Business Office: The principal business address of Sumner M. Redstone is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026; NAI has its principal business office at 200 Elm Street, Dedham, Massachusetts 02026; and NAIRI has its principal business office at 200 Elm Street, Dedham, Massachusetts 02026.

(c) Citizenship: Sumner M. Redstone is a citizen of the United States. The state of incorporation of NAI is Maryland; and the state of incorporation of NAIRI is Delaware.

(d) Title of Class of Securities: Class A Common Stock, par value $0.001 per share.

(e)      CUSIP Number: 124857103

Item 4.  Ownership

         Item 4 is hereby amended and rested in its entirety as follows:

(a) Amount Beneficially Owned: NAIRI beneficially owns 46,829,414 shares of Class A Common Stock; NAI beneficially owns 46,829,414 shares of Class A Common Stock (including the shares owned by NAIRI); Sumner M. Redstone beneficially owns 46,829,454 shares of Class A Common Stock (including the shares owned by NAIRI).

(b) Percent of Class: 71.2%.

(c) Number of shares as to which the person has:

         (i) sole power to vote or to direct the vote: 46,829,414 shares of Class A Common Stock with respect to NAIRI and NAI (including the shares owned by NAIRI); 46,829,454 shares of Class A Common Stock with respect to Mr. Redstone (including the shares owned by NAIRI);

         (ii) shared power to vote or to direct the vote: None;

         (iii)sole power to dispose or to direct the disposition of: 46,829,414 shares of Class A Common Stock with respect to NAIRI and NAI (including the shares owned by NAIRI); 46,829,454 shares of Class A Common Stock with respect to Mr. Redstone (including the shares owned by NAIRI);

         (iv) shared power to dispose or to direct the disposition of: None.



                               Page 5 of 7 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), we agree that this statement is filed on behalf of each of us.


Dated:  February 14, 2006


                                /s/ SUMNER M. REDSTONE
                                -----------------------
                                Name:  Sumner M. Redstone
                                       Individually



                                NAIRI, INC.


                                /s/ SUMNER M. REDSTONE
                                -----------------------
                                Name:  Sumner M. Redstone
                                Title: Chairman and President



                                NATIONAL AMUSEMENTS, INC.


                                /s/ SUMNER M. REDSTONE
                                -----------------------
                                Name:  Sumner M. Redstone
                                Title: Chairman and Chief Executive Officer


                               Page 6 of 7 Pages

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13G, dated February 14, 2006 (the "Schedule 13G"), with respect to the Class A Common Stock, par value $0.001 per share, of CBS Corporation, is, and any amendments executed by us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14th day of February, 2006.



                                NAIRI, INC.

                                By: /s/ SUMNER M. REDSTONE
                                    ----------------------
                                   Sumner M. Redstone
                                   Chairman and President


                                NATIONAL AMUSEMENTS, INC.

                                By: /s/ SUMNER M. REDSTONE
                                    ----------------------
                                   Sumner M. Redstone
                                   Chairman and
                                   Chief Executive Officer


                                /s/ SUMNER M. REDSTONE
                                ----------------------
                                   Sumner M. Redstone
                                   Individually

                               Page 7 of 7 Pages